KWEST INVESTMENT INTERNATIONAL LTD.

Suite 204, 15615 102 Avenue,
Edmonton, Alberta, T5P 4X7

April 24, 2012

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention:	Tom Kluck
Legal Branch Chief

Dear Sirs:

	Re:	Kwest Investment International Ltd. ("the Company")
Amendment No. 3 to Registration Statement on Form S-1
Filed February 23, 2012
File No. 333-176350

We are the solicitors for the Company. We refer to your letter of March 8, 2012 addressed to the Company with your comments on the Company's Form S-1 Registration Statement. For your ease of reference, our responses to your comments are numbered in a corresponding manner:

Our Business, page 5

1.

We note your response to prior comment 3 of our letter dated January 5, 2012 and the revised disclosure on pages 5 and 49. We continue to believe that you should more specifically identify each related party, including the relative ownership percentages, and quantify each amount owed or paid to each related party. In this regard, when referring to "Kimura Lake," "0829436 BC Ltd." and "BC Company," please identify each individual owner and his or her ownership percentage and consider using a chart to detail the ownership percentages and relationships among the parties. Finally, please revise to clarify whether your references to "Kwest (Alberta)" refer to you or, alternatively, revise to identify Kwest (Alberta).

Response: In the amended S-1 filed concurrently with this response, we have reorganized our related party disclosure into a chart which discloses each related party, ownership percentage and amount owed or paid to each related party. We have also defined our subsidiary, KWest Investments & Development Inc., as a defined term: KWest Alberta.

2.

We note the commission expenses and consulting expenses disclosed on page 5. Please identify each individual that received commission expenses and consulting expenses and quantify each amount received by each individual. Please explain why such consulting expense should not be treated as compensation.

Response: We have revised our disclosure to identify the exact amounts paid to all related parties and treat consulting expenses as compensation.

Financial Summary Information, page 7

3.

We note your response to prior comment 4 and reissue the comment. Net income (loss) as presented for six months ended October 31, 2011 is ($46,028); per your unaudited consolidated statements of operations, such amount is ($44,723). Please revise, ensuring all amounts within your entire prospectus agree to the financial statements provided or tell us why such presentation is appropriate.

Response: We have updated our financial information to January 31, 2012 and reviewed the accuracy of all presented figures against our financial statements.

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page F-5

4.

We note your response to prior comment 6 and reissue the comment. Please amend your filing to begin the reconciliation of Net cash used in operating activities with Net loss ($83,325 for year ended April 30, 2011) or tell us why your currently presentation is appropriate. Refer to ASC 230-10-45-28. Please also ensure that your Consolidated Statements of Stockholders' Equity also uses Net income (loss), not Net loss available to equity stockholders for both your annual and interim financial statements.

Response: We have amended our Cash Flow Statement so that the Net Loss used in operating activities disclosed in that statement agrees with the net loss per the Operations Statements.

Note 4 — Related Party Transactions and Balances, page F-10

5.

We note your response to prior comment 7. Please elaborate on your response wherein your consider KWest and 0829436 BC Ltd. to be entities under common control based on significant management and not ownership. Please also indicate the ownership percentage of such director of KWest that holds a 50% ownership interest in 0829436 BC Ltd.

Response: Eric Lo owns 50% of 0829436 BC Ltd., and is also a 4% shareholder and director of our company.

Interim Consolidated Financial Statements, page F-14

6.	Please ensure that you indicate on the face of your interim financial statements that such amounts presented are stated in Canadian dollars.

Response: We have provided this disclosure in the amended S-1 filed with this response and will ensure that all future filings are clearly marked as being in Canadian dollars.

Yours truly,

KWEST INVESTMENT INTERNATIONAL LTD.

Per: /s/ Stolfin Wong

Stolfin Wong, President, CEO